April 23, 2012

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549-7010

Re:	Cancer Genetics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 3, 2012
File No. 333-178836

Ladies and Gentlemen:

On behalf of Cancer Genetics, Inc. (the “Company”), we are responding to the comments contained in the letter, dated April 12, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 3 to the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 4 to that Registration Statement (“Amendment No. 4”). Enclosed are three courtesy copies of Amendment No. 4, which are marked to show changes from Amendment No. 3 to the Registration Statement as filed with the Commission on April 3, 2012.

For ease of reference, set forth in bold below is the comment to Amendment No. 3 to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Summary, page 1

1.	We note that your prospectus contains blanks such as the rate of the stock split that you intend to effect prior to completion of the offering, and that you have yet to file certain exhibits including the legal opinion referenced as exhibit 5.1. Please ensure that you include all required disclosure and exhibits prior to requesting effectiveness allowing adequate time for the staff to complete their review. We may have further comments.

Securities and Exchange Commission	April 23, 2012

Response:

Amendment No. 4 now reflects the 1 for 2 reverse stock split that the Company intends to effect prior to completion of the offering and fills in other blanks from prior filings. The Company also has filed certain additional exhibits with Amendment No. 4, including a draft of the exhibit 5.1 opinion letter, and acknowledges that the Company will need to file all exhibits before requesting effectiveness to allow time for the staff to complete its review.

2.	Please refer to comment two of our letter dated March 2, 2012. We note the draft recent developments disclosure provided on April 12, 2012, including discussion and quantification of estimated revenues by category. Please revise your summary to address revenues generated from your proprietary MatBA-CLL test, which appears to have been available commercially for approximately a year, as well as your MatBA-SLL test, which appears to have been available commercially since January 2012. For example, if sales of these proprietary tests account for less than 1% of your revenues or are otherwise immaterial, please revise to so state.

Response:

The Company has revised its disclosure to reflect that the Company’s proprietary MatBA® tests were immaterial to revenues for 2011, and to indicate the approximate revenue generated by those tests in the first quarter of 2012. Please see pages 46 and 55 of Amendment No. 4. The Company intends to further amend its Registration Statement prior to effectiveness to include first quarter numbers, and will further refine this discussion in the first quarter MD&A.

Liquidity and Capital Resources, page 58

3.

We note the statement on page nine that your current cash resources, along with the March 11, 2011 letter provided by Mr. Pappajohn, are sufficient to satisfy your liquidity requirements at your current level of operations for the next twelve months. We also note statements on pages 61 and 62 regarding a potential cash shortfall and the possibility that you would be required to “scale back” your operations. See also comment eight of our letter dated March 2, 2012. Please revise to clarify the nature and extent of your current capital resources, and further address the timing and extent of potentially curtailing your operations assuming you continue to require external

Securities and Exchange Commission	April 23, 2012

cash funding at the current rate. We note that you experienced over $5 million of negative cash flows from operations in 2010 and 2010, and you had approximately $3.4 million current assets as of the end of 2011.

Response:

The language on page 61 and 62 regarding a “scale back” of operations was in a paragraph principally discussing long term liquidity following receipt of proceeds of this offering. Upon further consideration, the Company believes that “scale back” was not an accurate characterization but that, consistent with the second risk factor on page 9, it is more accurate to refer to the possible need to curb the Company’s expansion plans in such an event. The Company has modified the language on page 62 to be consistent with this risk factor, and inserted a cross reference on page 9.

With respect to your comment that the Company had $3.4 million of current assets as of the end of 2011 and over $5 million of negative cash flows from operations the past two years, the Company notes that not only did the Company secure Mr. Pappajohn’s funding commitment for $1.25 million after December 31, 2011, but it also received bridge loans from Mr. Pappajohn and Dr. Pecora and his associates of $3.0 million and the proceeds of warrant exercises of approximately $600,000 to supplement its current cash assets. We have revised disclosure on page 61 to specifically refer to post December 31, 2011 financings.

4.	Also, please revise to address the non-binding nature of the March 11, 2011 letter or advise.

Response:

The Company believes, and has confirmed with Mr. Pappajohn that he believes, that the funding commitment is a binding commitment. To further evidence the binding nature of his commitment, a revised funding commitment letter has been executed by Mr. Pappajohn and is being filed as an Exhibit to this Amendment No. 4.

*****

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission	April 23, 2012

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Christopher Lueking, Latham & Watkins LLP